Exhibit 1.02

SodaStream International Ltd.

Conflict Minerals Report

For The Year Ended December 31, 2013

This is the Conflict Minerals Report of SodaStream International Ltd. (“SodaStream” or the “Company”) for the calendar year ended December 31, 2013, which has been prepared pursuant to Rule 13p-1 (the “Rule”) promulgated under the Securities Exchange Act of 1934, as amended. The Rule was adopted by the Securities and Exchange Commission (“SEC”) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. The Rule imposes certain disclosure obligations on SEC reporting registrants that manufacture or contract to manufacture products for which the minerals specified in the Rule are necessary to the functionality or production of those products. The specified minerals include cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold (collectively, “3TG” or “Conflict Minerals” for the purposes of this assessment) that originated in the Democratic Republic of the Congo (DRC) or certain adjoining countries (collectively, the “Covered Countries”).

If a registrant has reason to believe that any of the Conflict Minerals in its supply chain may have originated in the Covered Countries, or if a registrant is unable to determine the country of origin of those Conflict Minerals, then the registrant must exercise due diligence on the Conflict Minerals’ source and chain of custody. The registrant must annually submit a report, called a Conflict Minerals Report (“CMR”), to the SEC that includes a description of those due diligence measures and the registrant’s assessment of the results of its diligence efforts.

In accordance with the Rule, the Company has conducted a good faith reasonable country of origin inquiry to determine the origin of the Conflict Minerals contained in certain of its products. This good faith reasonable country of origin inquiry was designed to determine whether any of the Conflict Minerals originated in the Covered Countries and whether any of the Conflict Minerals may be from recycled or scrap sources. Following this inquiry, the Company was unable to determine whether the Conflict Minerals necessary to the functionality or production of certain of its products (as further discussed below) originated in the Covered Countries and whether such Conflict Minerals may be from recycled or scrap sources. Therefore, the Company proceeded to exercise due diligence with respect to the source and chain of custody of the Conflict Minerals. The Company’s due diligence measures have been designed to conform to the framework in the Organization for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chain of Minerals from Conflict-Affected and High Risk Areas: Second Edition, including the related supplements on gold, tin, tantalum and tungsten (the “OECD Guidance”), an internationally recognized due diligence framework.

This report has not been subject to an independent private sector audit.

1. Company Overview

SodaStream manufactures home beverage carbonation systems, which enable consumers to easily transform ordinary tap water instantly into carbonated soft drinks and sparkling water. SodaStream develops, manufactures and sells soda makers and exchangeable carbon-dioxide (CO2) cylinders, as well as consumables, consisting of CO2 refills, reusable carbonation bottles and flavors to add to the carbonated water. As of December 31, 2013, SodaStream’s products were sold through more than 65,000 individual retail stores in 45 countries.

2. Conflict Minerals Review Process

SodaStream’s Conflict Minerals review process included the development of a Conflict Minerals Policy (posted on our website), the establishment of an internal working group with cross functional team members and senior executives, communications to suppliers and a due diligence compliance process. The Audit Committee of the Board of Directors is periodically updated with respect to SodaStream’s due diligence efforts and ongoing compliance obligations.

3. Reasonable Country of Origin Inquiry (RCOI)

SodaStream does not purchase raw ore or unrefined Conflict Minerals directly from mines, smelters or refiners and makes no direct purchases of any minerals in the Covered Countries. The Company’s supply chain with respect to the Covered Products (as defined below) is complex, with multiple intermediaries and third parties in the supply chain between the manufacture of the Covered Products and the original sources of Conflict Minerals. The Company must therefore rely on its suppliers to provide information on the origin of the 3TG contained in components and materials supplied to SodaStream, including sources of 3TG that are supplied to them from their suppliers (i.e., “second-tier suppliers”). Further, the Company believes that the smelters and refiners of the Conflict Minerals are best situated to identify the sources of Conflict Minerals, and therefore has taken steps to identify the applicable smelters and refiners of Conflict Minerals in the Company’s supply chain.

SodaStream conducted an analysis of its products and found that 3TG can be found in certain of SodaStream’s soda makers and cylinder valves (collectively, the “Covered Products”). Three models of SodaStream’s soda makers contain electronic circuit boards and other electrical components that typically contain tin, tungsten and gold. Also several parts within certain of SodaStream’s soda makers as well as the valves on SodaStream cylinders are made of brass which is comprised mainly of copper and zinc. However the brass can contain trace quantities of tin as an impurity to the other metals. Therefore, the Covered Products that are manufactured by SodaStream are subject to the reporting obligations of Rule 13p-1.

SodaStream identified those suppliers from which it purchases components for the Covered Products that may include Conflict Minerals. SodaStream sent the EICC-GeSI Conflict Mineral Supplier Reporting Template for RCOI to each of these suppliers. The EICC-GeSI Conflict Mineral Supplier Reporting Template requires suppliers to make representations regarding (i) the country of origin for the Conflict Minerals contained in the components or products it provides to the Company, (ii) all of the smelters in the supplier’s supply chain for such Conflict Minerals, (iii) whether such smelters have been validated as being in compliance with the Conflict Free Smelter Program, (iv) whether the supplier has its own Conflict Minerals policy that requires its own direct suppliers to be conflict-free, and (v) whether the supplier uses the EICC-GeSI Conflict Minerals Reporting Template with its own suppliers to gather similar information.

SodaStream received responses from all of the suppliers to its request for information. SodaStream has relied on these suppliers’ responses to provide information about the source of Conflict Minerals contained in the components and materials supplied to SodaStream. SodaStream’s suppliers are similarly reliant upon information provided by their suppliers.

4. Conflict Mineral Status Analysis

The information received from suppliers was reviewed against the Conflict Free Sourcing Initiative (“CFSI”) Conflict Free Smelter list. To be categorized as “Conflict Minerals Free,” the EICC-GeSI Conflict Mineral Supplier Reporting Template had to fully align with the CFSI Conflict Free Smelter list, which is a list of the names, locations and links to conflict minerals policies of all smelters or refiners that are compliant with the Conflict Free Smelter Program assessment protocols.

45% of SodaStream’s suppliers to whom an EICC-GeSI Conflict Mineral Supplier Reporting Template was sent have not been able to verify the origin of all of the minerals incorporated into the components and materials they supply to SodaStream. Therefore despite having conducted a good faith reasonable country of origin inquiry, in light of the complexity of the Company’s and its suppliers’ supply chains, the Company is currently unable to adequately assess all of the risks in its supply chain. The Company plans to continue to engage with its suppliers to obtain current, accurate and complete information about the supply chain and will continue to improve its due diligence efforts to ensure responsible sourcing in compliance with its Conflict Minerals Policy (posted on its website). The Company intends to monitor the performance and efficiency of its due diligence efforts and plans to establish procedures designed to incorporate any new risks into the risk management plan.

5. Implementation of Strategies to Respond to Identified Risks

SodaStream’s supply chain due diligence processes should assist in the development of transparency into its supply chain so as to mitigate any possible risk that the necessary Conflict Minerals in SodaStream’s products could benefit armed groups in the Covered Countries. SodaStream intends to take the following steps to improve its due diligence measures and to further mitigate the risk that the necessary Conflict Minerals contained in the Company’s products finance or benefit armed groups in the Covered Countries: (i) Continue to engage with manufacturers and suppliers to obtain current, accurate and complete information about the supply chain; (ii) Encourage manufacturers and suppliers to implement responsible sourcing and to have them encourage smelters and refiners to obtain “conflict-free” designations from independent, third-party auditors; (iii) Engage in industry initiatives promoting “conflict-free” supply chains; (iv) Continue to improve due diligence efforts to ensure responsible sourcing in compliance with its Conflict Minerals Policy (posted on its website); and (v) In coordination with the legal and other relevant teams, review all contract engagements with manufacturers and suppliers who, following the above process, failed to comply with the Conflict Minerals Policy to assess subsequent possible actions, including cancellation of contracts and future engagements.

6. The Company’s Due Diligence Findings and Conclusions

After exercising the due diligence described above, the Company was unable to conclusively determine the origin of all Conflict Minerals contained in the Covered Products.

Based on the information that was provided by the Company’s suppliers and otherwise obtained through the due diligence process, the Company believes that, to the extent reasonably determinable by the Company, the facilities that were used to process the Conflict Minerals contained in the Covered Products included the smelters and refiners listed below:

ENAF

Liuzhou China Tin

Malaysia Smelting Corporation Berhad

Metallo Chimique

Minsur

OSMA

PT Bangka Putra Karya

PT Koba Tin

PT Timah

Thaisarco, Thailand Smelting and Refining Co. Ltd.

TIMAH Taiwan Huiliang

Yunnan Chengfeng Non-ferrous Metals Co, Ltd

Yunnan Tin Company Limited

Based on the information obtained pursuant to the due diligence process, the Company does not have sufficient information, with respect to the Covered Products, to determine the country of origin of the Conflict Minerals in the Covered Products; however, based on the information that has been obtained, the Company has reasonably determined that countries of origin of the Conflict Minerals include the countries listed below:

Belgium

Bolivia

China

Indonesia

Malaysia

Peru

Taiwan

Thailand